EXHIBIT E

FORM OF LETTER FROM THE FUND TO SHAREHOLDERS

IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

FS MVP PRIVATE MARKETS FUND
c/o SS&C GIDS, Inc.

801 Pennsylvania Ave, Suite 219713

Kansas City, MO 64105-1307

[DATE], 2025

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

FS MVP Private Markets Fund (the “Fund”) has received and accepted for purchase your tender of all or some of your shares of beneficial interest in the Fund (your “Shares”).

Because you have tendered and the Fund has purchases all or some of your Shares, you are entitled to receive an initial payment in an amount equal to at least 90% of the value of the purchased Shares based on the unaudited value of the Fund as of December 31, 2025, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal within 65 days after the Initial Notice Due Date, unless the repurchase date o the Shares in the Fund has changed; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance of $100,000 worth of Class I Shares, or $25,000 worth of Class A Shares or Class D Shares, the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained in accordance with the terms of the tender offer. Such minimum ownership requirement may be waived by the Board, in its sole discretion.

Further, a final payment representing the balance of the purchase amount, if any, will be paid to you in full no later than 5 business days following the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2026.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of Shares that you did not tender.

If you have any questions, please contact the Tender Offer Administrator at SS&C GIDS, Inc. at 877-628-8575, Monday through Friday (except holidays) during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time).

Sincerely,
FS MVP Private Markets Fund